Exhibit 99.2

Note to the reader

The monthly report on financial transactions provides an overview of the Québec government’s monthly financial results. It is produced to increase the transparency of public finances and to provide regular monitoring on the achievement of the budgetary balance target for the fiscal year. The financial information presented in this report is unaudited and is based on the accounting policies used in the government’s annual financial statements.(1)

In March 2020, the World Health Organization declared a COVID-19 pandemic. This pandemic and the measures put in place to deal with it are constantly evolving; in particular, they have significant impacts on the economy and the activities of the Québec government. The first impacts on the government's financial situation will be reflected in the March 2020 results.

Preliminary results for 2019-2020 will be presented in June 2020, when the government publishes the Supplementary Budget Statement.

SUMMARY OF CONSOLIDATED RESULTS
(unaudited data, millions of dollars)
	February			April to February
	2019	2020	Change	2018-2019	2019-2020	Change	Change (%)
Own-source revenue	8 129	7 904	–225	83 126	84 744	1 618	1.9
Federal transfers	1 899	2 153	254	20 438	22 215	1 777	8.7
Consolidated revenue	10 028	10 057	29	103 564	106 959	3 395	3.3
Portfolio expenditures	–8 119	–8 532	–413	–86 512	–91 752	–5 240	6.1
Debt service	–679	–607	72	–7 982	–6 934	1 048	–13.1
Consolidated expenditure	–8 798	–9 139	–341	–94 494	–98 686	–4 192	4.4
SURPLUS (DEFICIT)(2)	1 230	918	–312	9 070	8 273	–797	—
BALANCED BUDGET ACT

Deposits of dedicated revenues in the Generations Fund	–245	–212	33	–2 825	–2 334	491	—
BUDGETARY BALANCE(3)	985	706	–279	6 245	5 939	–306	—

CONSOLIDATED REVENUE

Own-source revenue

At February 29, 2020, that is, for the first eleven months of 2019-2020, own-source revenue amounted to $84.7 billion. This represents an increase of $1.6 billion (1.9%) compared to the same period last year.

- The cumulative change in own-source revenue slowed down in February, due in particular to lower revenue from corporate taxes, partially offset by an increase in revenue from personal income tax.

Cumulative change in own-source revenue
(millions of dollars)
2,500
2,000
1,500
1,000
500
0
April and May
June
July
August
September
October
November
December
January
February
March

Tax revenue increased by $1.9 billion (3.0%) to $66.0 billion, due to:

- a $1.7-billion increase (5.9%) in **personal income tax**, driven in particular by growth in wages and salaries;
- a $65-million increase (1.1%) in **contributions for health services**, resulting in particular from growth in wages and salaries, offset by the reduction in the contribution rate to the Health Services Fund for all Québec SMBs;
- a $549-million decrease (6.8%) in revenue from **corporate taxes**, due in particular to exceptional and one-time cash inflows observed in February 2019, as well as the impact of the depreciation measures announced these last few years;
- a $300-million decrease (17.4%) in **school property taxes**, due to the school tax system reform, which aims to reduce school tax rates in Québec;
- a $1.0-billion increase (5.3%) in **consumption taxes**, due in particular to growth in household consumption and residential construction.

Other own-source revenue increased by $199 million (1.4%) to $14.4 billion, due to:

- a $141-million increase (3.5%) in **duties and permits**, mainly due to increased revenue from Québec's greenhouse gas emissions cap-and-trade system;
- a $58-million increase (0.6%) in **miscellaneous revenue**.

Revenue from government enterprises decreased by $523 million (10.8%) to $4.3 billion. This decrease is mainly attributable to Hydro-Québec's results. In June 2018, Hydro-Québec realized an extraordinary gain tied to the partial disposal of the TM4 subsidiary. In addition, the value of net electricity exports decreased from last year.

OWN-SOURCE REVENUE
(unaudited data, millions of dollars)
	February			April to February
	2019	2020	Change	2018-2019	2019-2020	Change	Change (%)
Income and property taxes
Personal income tax	2 576	2 871	295	29 032	30 735	1 703	5.9
Contributions for health services	549	566	17	5 975	6 040	65	1.1
Corporate taxes	1 410	981	–429	8 084	7 535	–549	–6.8
School property tax	141	124	–17	1 721	1 421	–300	–17.4
Consumption taxes	1 318	1 401	83	19 287	20 310	1 023	5.3
Tax revenue	5 994	5 943	–51	64 099	66 041	1 942	3.0
Duties and permits	540	549	9	3 977	4 118	141	3.5
Miscellaneous revenue	867	819	–48	10 221	10 279	58	0.6
Other own-source revenue	1 407	1 368	–39	14 198	14 397	199	1.4
Total own-source revenue excluding revenue from government enterprises	7 401	7 311	–90	78 297	80 438	2 141	2.7
Revenue from government enterprises	728	593	–135	4 829	4 306	–523	–10.8
TOTAL	8 129	7 904	–225	83 126	84 744	1 618	1.9

FEDERAL TRANSFERS
(unaudited data, millions of dollars)
	February			April to February
	2019	2020	Change	2018-2019	2019-2020	Change	Change (%)
Equalization	977	1 094	117	10 754	12 031	1 277	11.9
Health transfers	525	539	14	5 782	5 936	154	2.7
Transfers for post-secondary education and other social programs	133	127	–6	1 463	1 397	–66	–4.5
Other programs	264	393	129	2 439	2 851	412	16.9
TOTAL	1 899	2 153	254	20 438	22 215	1 777	8.7

CONSOLIDATED EXPENDITURES BY PORTFOLIO(4)
(unaudited data, millions of dollars)
	February				April to February
	2019	(5)	2020	Change	2018-2019(5)	2019-2020	Change	Change (%)
Éducation et Enseignement supérieur	2 018		2 165	147	20 918	21 844	926	4.4
Santé et Services sociaux	3 516		3 740	224	38 524	40 886	2 362	6.1
Other portfolios(6)	2 585		2 627	42	27 070	29 022	1 952	7.2
Portfolio expenditures	8 119		8 532	413	86 512	91 752	5 240	6.1
Debt service	679		607	–72	7 982	6 934	–1 048	–13.1
TOTAL	8 798		9 139	341	94 494	98 686	4 192	4.4

NET FINANCIAL SURPLUSES OR REQUIREMENTS

Composition of net financial surpluses or requirements

The government’s revenues and expenditures are established on an accrual basis of accounting. Revenues are recognized when earned and expenses when incurred, regardless of when receipts and disbursements occur.

Financial surpluses (requirements), on the other hand, consist of the difference between receipts and disbursements resulting from government activities. To meet its net financial requirements, the government uses a variety of financing sources, including cash and borrowings.

The various items for net financial requirements represent net receipts and disbursements generated by the government’s loans, interests in its enterprises, fixed assets and other investments, as well as by retirement plans and other employee future benefits and by other accounts. This last item includes the payment of accounts payable and the collection of accounts receivable.

For the period April 2019 to February 2020, net financial surpluses amount to $6.6 billion and are due to:

  the $8.3-billion surplus resulting from the difference between government revenues and expenditures;

  the $4.1-billion financial requirements for investments, loans and advances, including growth in the equity basis of government enterprises,(7) the increase in investments made through the Economic Development Fund and a $283-million investment in preferred shares of REM inc.;

  the $3.0-billion financial requirements for government capital investments resulting from $6.8 billion in investments, including $3.3 billion by health and social services and educational institutions, in particular to expand, build and redevelop infrastructure, and $2.2 billion by the Land Transportation Network Fund, principally to replace road infrastructure. These investments are partially offset by amortization expenses of $3.8 billion;(7)

  the $3.0-billion financial surplus related to retirement plans and other employee future benefits liabilities, resulting from an increase in these liabilities of $8.7 billion, less the payment of government employees benefits of $5.8 billion;

  the $2.3-billion financial surplus for other accounts.(8)

NET FINANCIAL SURPLUSES OR REQUIREMENTS
(unaudited data, millions of dollars)
April to February
	2018-2019	2019-2020
SURPLUS (DEFICIT)(2)	9 070	8 273
Non-budgetary transactions
Investments, loans and advances	–3 193	–4 070
Capital investments	–2 127	–2 995
Retirement plans and other employee future benefits	2 464	3 034
Other accounts(8)	1 685	2 348
Total non-budgetary transactions	–1 171	–1 683
NET FINANCIAL SURPLUSES (REQUIREMENTS)	7 899	6 590

 CHANGE IN THE BUDGETARY BALANCE IN 2019-2020

Results at February 29, 2020 showed a budgetary surplus of $5.9 billion for the first eleven months of the year.

According to the data presented in the Québec Budget Plan – March 2020, a budgetary balance of $1.9 billion is expected for 2019-2020.

The decrease in the budgetary balance over the last month of the fiscal year is due to:

  an anticipated slowdown in the growth of own-source revenue which, coupled with an anticipated acceleration in the growth of portfolio expenditures and the estimated losses on the CSeries investment, will contribute to reducing the surplus by $2.8 billion in March 2020;

  the initiatives announced in the fall 2019 Update on Québec’s Economic and Financial Situation, for which a balance of $252 million remains to be recorded;

  the targeted initiatives announced in the Québec Budget Plan – March 2020, which total $947 million in 2019-2020.

This surplus will vary according to the impact of the COVID-19 pandemic on Québec’s budgetary situation and the support measures put in place by the government to deal with it.

  Preliminary results for 2019-2020 will be presented in June 2020, when the government publishes the Supplementary Budget Statement.

CHANGE IN THE BUDGETARY BALANCE FOR 2019-2020
(millions of dollars)
2019-2020
MONTHLY REPORT ON FINANCIAL TRANSACTIONS AT FEBRUARY 29, 2020(3)	5 939
UPCOMING RESULTS IN MARCH 2020
Results excluding initiatives
– Consolidated revenue	10 984
– Consolidated expenditure	–12 922
– Deposits of dedicated revenues in the Generations Fund	–299
– Estimated losses on the CSeries investment	–603
Subtotal	–2 840
Balance of the fall 2019 update’s initiatives to be completed	–252
Initiatives in the Québec Budget Plan – March 2020	–947
TOTAL	–4 039
PROJECTED BUDGETARY BALANCE(3) – BUDGET 2020-2021	1 900

APPENDIX 1: BUDGET FORECASTS – CHANGE SINCE THE MARCH 2019 BUDGET

BUDGET FORECASTS FOR 2019-2020
(millions of dollars)
	March 2019		March 2020
	Budget	Adjustments	Budget	(9)	Change (%)	(10)
CONSOLIDATED REVENUE
Income and property taxes
Personal income tax	32 498	1 004	33 502		5.4
Contributions for health services	6 596	–3	6 593		3.7
Corporate taxes	8 516	196	8 712		–5.1
School property tax	1 553	3	1 556		–16.0
Consumption taxes	21 864	254	22 118		5.3
Tax revenue	71 027	1 454	72 481		3.3
Duties and permits	4 229	283	4 512		3.5
Miscellaneous revenue	10 680	480	11 160		–3.4
Other own-source revenue	14 909	763	15 672		–1.5
Total own-source revenue excluding
revenue from government enterprises	85 936	2 217	88 153		2.4
Revenue from government enterprises	4 778	–85	4 693		–15.4
Total own-source revenue	90 714	2 132	92 846		1.3
Federal transfers	24 924	173	25 097		8.6
Total consolidated revenue	115 638	2 305	117 943		2.8
CONSOLIDATED EXPENDITURE
Éducation et Enseignement supérieur	–24 436	–191	–24 627		6.7
Santé et Services sociaux	–45 433	56	–45 377		6.6
Other portfolios(6)	–34 169	–789	–34 958		8.9
Portfolio expenditures	–104 038	–924	–104 962		7.4
Debt service	–8 996	1 151	–7 845		–10.1
Total consolidated expenditure	–113 034	227	–112 807		6.0
Contingency reserve	–100	100	—		—
Estimated losses on the CSeries investment	—	–603	–603		—
SURPLUS (DEFICIT)(2)	2 504	2 029	4 533		—
BALANCED BUDGET ACT
Deposits of dedicated revenues in the Generations Fund	–2 504	–129	–2 633		—
BUDGETARY BALANCE(3)	—	1 900	1 900		—

APPENDIX 2: EXPENDITURES BY MISSION

Government expenditures are broken down into five missions that focus on public services. This breakdown of government expenditure in its main areas of activity is a stable indicator over time, as it is generally not influenced by ministerial changes. Moreover, since this breakdown is also used in the Public Accounts, its presentation in the monthly report on financial transactions allows for a better monitoring of actual results over the course of the year.

The missions dedicated to public services are:

  Health and Social Services, which consists primarily of the activities of the health and social services network and the programs administered by the Régie de l’assurance maladie du Québec;

  Education and Culture, which consists primarily of the activities of the education networks, student financial assistance, programs in the culture sector and immigration-related programs;

  Economy and Environment, which primarily includes programs related to economic development, employment assistance measures, international relations, the environment and infrastructure support;

  Support for Individuals and Families, which includes, in particular, last resort financial assistance, assistance measures for families and seniors, and certain legal aid measures;

  Administration and Justice, which consists of the activities of the legislature, central bodies and public security, as well as administrative programs.

CONSOLIDATED EXPENDITURES BY MISSION EXCLUDING DEBT SERVICE
(unaudited data, millions of dollars)
	February			April to February
	2019	(5)	2020	2018-2019	(5)	2019-2020
Health and Social Services	3 415		3 647	37 620		39 960
Education and Culture	2 076		2 226	21 603		22 567
Economy and Environment	1 257		1 256	11 364		11 978
Support for Individuals and Families	737		773	9 368		10 055
Administration and Justice	634		630	6 557		7 192
TOTAL	8 119		8 532	86 512		91 752

APPENDIX 3: MONTHLY APPLICATION OF ACCOUNTING POLICIES

Since April 1, 2019, the government has included in the monthly report on financial transactions three accounting policies used in the development of the government’s consolidated financial statements. These changes have no impact on the government’s consolidated financial statements.

Monthly financial information of bodies in the health and social services and education networks

The monthly financial information of network bodies is now consolidated on a line-by-line basis using a methodology which allows the government to take into account or estimate the actual financial information of network bodies. They were previously recognized using the modified equity method of accounting based on provisional information that was distributed on a straight-line basis and adjusted at the end of the financial year.

Personal income tax revenues and health care contributions

The government estimates revenues from personal income tax and contributions for health services withheld at source by employers and payers (agents) that have not been collected by the government by the end of the month. The new method of estimating these amounts considers the remuneration earned by taxpayers instead of the remuneration paid to them during the month.

Monthly application of the accounting standard on transfer payments

The government has reviewed its monthly application of the standard on transfer payments. Henceforth, transfer payments are recognized when they are authorized by the transferring entity and the eligibility criteria are met by the recipient entity. These transfers were previously recognized on a straight-line basis or on a disbursement basis, depending on the entity. This accounting change affects the government’s results only when transfer payments are made outside the government’s reporting entity.

These changes were applied retroactively with restatement of prior periods and resulted in changes to the government’s surplus and budgetary balance for the period April 2018 to February 2019, as illustrated in the table below.

CHANGES IN THE CONSOLIDATED RESULTS OF 2018-2019
(unaudited data, millions of dollars)
	April 2018 to February 2019
		Method of estimating	Standard
	Financial information of	tax revenues	on transfer
	network bodies	received by agents	payments	Total
PREVIOUSLY REPORTED SURPLUS(2)				9 110
Revenue
Own-source revenue	3 890	772	—	4 662
Federal transfers	271	—	–29	242
Total revenue	4 161	772	–29	4 904
Expenditure
Portfolio expenditures	–4 664	—	–90	–4 754
Debt service	–190	—	—	–190
Total expenditure	–4 854	—	–90	–4 944
TOTAL ADJUSTMENTS	–693	772	–119	–40
RESTATED SURPLUS(2)				9 070
Deposits of dedicated revenues in the Generations Fund				–2 825
RESTATED BUDGETARY BALANCE(3)				6 245

In addition, certain figures for April 2018 to February 2019 have been reclassified to reflect the presentation adopted for 2019-2020. These reclassifications have no impact on the government’s surplus or budgetary balance.

Consolidated financial information

Consolidated results include the results of all entities that are part of the government’s reporting entity, i.e., that are under its control. To determine consolidated results, the government eliminates transactions carried out between entities in the reporting entity. Additional information on the government’s financial organization and the financing of public services can be found on pages 13 to 18 of the document titled “Budgetary Process and Documents: Public Financial Accountability” (in French only).

Notes

(1)	The government’s accounting policies can be found on pages 91 to 102 of the Public Accounts 2018-2019.
(2)	Balance as defined in the Public Accounts.
(3)	Budgetary balance within the meaning of the Balanced Budget Act.
(4)	Consolidated expenditures by mission are presented in Appendix 2.
(5)	Certain expenditures were reclassified between portfolios and between missions to consider the transition to the 2019-2020 budgetary structure.
(6)	Other portfolios include inter-portfolio eliminations resulting from the elimination of reciprocal transactions between entities in different portfolios.
(7)	These items, which are included in the government’s budgetary surplus (deficit), are eliminated in non-budgetary transactions because they have no effect on cash flow.
(8)	The surpluses or financial requirements pertaining to other accounts can vary significantly from one month to the next, in particular according to the time when the government collects or disburses funds related to its activities. For example, when the last day of the month is not a business day, QST remittances are collected at the beginning of the following month, such that the equivalent of two months’ remittances can be collected in a given month.
(9)	The presentation of the budgetary information in this monthly report is consistent with that of the consolidated financial framework as published on page A.21 of the Québec Budget Plan – March 2020.
(10)	This is the annual change compared to actual results in 2018-2019.

For more information, contact the Direction des communications of the Ministère des Finances at 418 528-7382.

The report is also available on the Ministère des Finances website: www.finances.gouv.qc.ca.